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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-34176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allied Millennial Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three World Financial Center, 200 Vesey Street 24th Floor
(No. and Street)

New York (City) NY (State) 10281 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese 516-858-4766
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Israeloff Trattner & Co., PC
(Name - *if individual, state last, first, middle name*)

1225 Franklin Avenue, Suite 200 (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Parmigiani, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allied Millennial Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

TIMOTHY A AUGUSTINE
Notary Public – State of New York
NO. 01AU6371659
Qualified in Suffolk County
My Commission Expires Mar 5, 2022

(Signature)

CEO
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

Allied Millennial Partners, LLC

(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Report of Independent Registered Public Accounting Firm and
Statement of Financial Condition
December 31, 2019

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Contents
December 31, 2019

Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
450 Seventh Avenue, New York, NY 10123 (212) 239-3300 Fax (212) 239-4979 www.israeloff.com

Other Office
1225 Franklin Avenue
Garden City, NY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Allied Millennial Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allied Millennial Partners, LLC, (the Company), as of December 31, 2019, and the related notes. In our Opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Allied Millennial Partners, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 6 to the financial statements, effective January 1, 2019 the Company adopted ASU 2016-02, and accordingly changed the manner in which it accounts for leases. Our opinion is not modified with respect to this matter.

Basis for Opinion

This financial statement is the responsibility of Allied Millennial Partners, LLC's management. Our responsibility is to express an opinion on Allied Millennial Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allied Millennial Partners, LLC in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Israeloff, Trattner & Co. P.C.

We have served as Allied Millennial Partners, LLC's auditor since 2011.

Garden City, New York
February 24, 2020

Allied Millennial Partners, LLC
(A Wholly Owned Subsidiary of JPED Holdings, LLC)
Statement of Financial Condition
December 31, 2019

Assets		
Cash and cash equivalents	$	61,452
Receivable from clearing organizations		178,455
Deposit with clearing organization		105,185
Operating lease assets		264,299
Prepaids and other assets		46,427
Total assets	$	655,818

Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	112,617
Commissions payable		123,699
Operating lease liability		264,299
Total liabilities		500,615
Commitments and Contingencies		
Member's Equity		155,203
Total liabilities and member's equity	$	655,818

See accompanying notes to the statement of financial condition.

1. Organization and Summary of Significant Accounting Policies

Allied Millennial Partners, LLC. (the "Company"), is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Regulatory Authority ("FINRA") engaged primarily in the execution of stock transactions for customers. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions earned from executing trades on behalf of customers on various stock exchanges, insurance products such as individual variable annuities and private equity transactions.

The Company is incorporated in the state of Indiana. The Company is a wholly owned subsidiary of JPED Holdings, LLC, (the "Parent"). The Company is registered to do business in the State of New York and Florida and began operations as a broker-dealer on December 1, 2011. Following is a description of the significant accounting policies and practices followed by the Company in the preparation of the accompanying statement of financial condition. These policies conform to accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers cash and all highly liquid instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents for the statement of financial condition purposes. The Company maintains its cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Operating Lease Assets/Liability
The Company adopted ASC Topic 842 on January 1, 2019. Refer to Note 7, Commitments and Contingencies, for more discussion on the adoption of the guidance.

Certain arrangements may contain both lease and non-lease components. The Company determines if an arrangement is, or contains, a lease at contract inception. Only the lease components of these contractual arrangements are subject to the provisions of ASC Topic 842. Any non-lease components are subject to other applicable accounting guidance. We have elected, however, to adopt the optional practical expedient not to separate lease components from non-lease components for accounting purposes. This policy election has been adopted for each of the Company's leased asset classes existing as of the effective date and subject to the transition provisions of ASC Topic 842, will be applied to all new or modified leases executed on or after January 1, 2019. For contractual arrangements executed in subsequent periods involving a new leased asset class, the Company will determine at contract inception whether it will apply the optional practical expedient to the new leased asset class.

Leases are evaluated for classification as operating or finance leases at the commencement date of the lease. Right-of-use assets and corresponding liabilities are recognized on the Company's statement of financial condition based on the present value of future lease payments relating to the

use of the underlying asset during the lease term. Future lease payments include fixed lease payments as well as variable lease payments that depend upon an index or rate using the index or rate at the commencement date and probable amounts owed under residual value guarantees. The amount of future lease payments may be increased to include additional payments related to lease extension, termination, and/or purchase options when the Company has determined, at or subsequent to lease commencement, generally due to limited asset availability or operating commitments, it is reasonably certain of exercising such options.

The Company uses its incremental borrowing rate or prime rate as the discount rate in determining the present value of future lease payments, unless the interest rate implicit in the lease arrangement is readily determinable. Lease payments that vary based on future usage levels, the nature of leased asset activities, or certain other contingencies, are not included in the measurement of lease right-of-use assets and corresponding liabilities. The Company has elected not to record assets and liabilities on its statement of financial condition for lease arrangements with terms of 12 months or less.

Financial Instruments
The Company's financial instruments include cash and receivable from clearing organization, commissions receivable, non-clearing broker and payable for which carrying values approximate fair values due to the short maturities of those instruments.

Receivable from clearing organization
The Company maintains a brokerage account with clearing organizations through which all trading transactions are cleared. The receivable and certain cash deposits owned are with the same organization. The Company is subject to credit risk if the organization is unable to repay the receivable or return cash deposits in its custody.

Subsequent Events
The Company has performed an evaluation of events that have occurred subsequent to December 31, 2019, and through February 24, 2020, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2019.

Income Taxes
The Company follows the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), as revised, on Uncertainty in Income Taxes. The guidance imposes a threshold for determining when an income tax benefit can be recognized for financial statement purposes. The threshold now imposed for financial statement reporting generally is higher than the threshold imposed for claiming deductions in income tax returns. Under the revised guidance, the tax benefit from an uncertain tax position can be recognized for financial statement purposes only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities including the resolution of appeals or litigation processes, if any. The revised rules also provide guidance on classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and income tax disclosures. Management believes there were no material uncertain tax positions at December 31, 2019.

Income taxes have not been provided for because the partnership income or loss and credits are passed through to the members and combined with their other personal income and deductions to determine taxable income on their individual tax returns.

The Company files U.S. federal income tax returns and state and local income tax returns in New York, Florida, Indiana, and Connecticut. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities.

Property and Equipment
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives, ranging from 5-7 years.

Off-balance sheet risk
In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or clearing agent is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. As of December 31, 2019, the Company was not exposed to such risk.

Concentration of credit risk
The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business. As of December 31, 2019, the Company was not exposed to such risk.

Recent Accounting Guidance
Through 2019, the FASB issued various updates ("ASU") to the FASC ASC. The Company did not adopt any new accounting pronouncements during the year end December 31, 2019 that had a material effect on its financial statements.

In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220), ("ASU 2018-02"). This ASU allows an entity to elect to reclassify the stranded tax effects related to the Tax Cuts and Jobs Act of 2017 from accumulated other comprehensive income into retained earnings. This ASU will be effective January 1, 2019, and early adoption is permitted. The adoption of ASU 2018-02 on January 1, 2019 had no material impact on the Company's financial statements.

In July 2018, the FASB issued ASU 2018-09, Codification Improvements, ("ASU 2018-09"). This standard does not prescribe any new accounting guidance, but instead makes minor improvements and clarifications of several different FASB Accounting Standards Codification areas based on comments and suggestions made by various stakeholders. Certain updates are applicable immediately while others provide for a transition period to adopt as part of the next fiscal year beginning after December 15, 2018. The adoption of ASU 2018-09 had no material impact on the Company's financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement, (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, ("ASU 2018-13"). ASU 2018-13 eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. The standard is effective for all entities for financial statements issued for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-02 to have a material impact on its financial statements and related disclosures.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $106,428, which was $90,674 in excess of the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. The Company clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii).

3. Receivable from clearing organization

The receivable balance from the clearing organizations has not historically required any write-offs for credit losses and is stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectability, an allowance for doubtful accounts is not required.

4. Deposit with clearing organization

The Company's clearing organization is FC Stone Financial, Inc. The agreement between the Company and the clearing organization requires that the Company maintain a collateral deposit of $105,000. The collateral deposit balance as of December 31, 2019 is $105,185.

5. Property and equipment

Property and equipment as of December 31, 2019 consist of the following:

Computer equipment and software	$ 6,144
Furniture and fixtures	-
	6,144
Less: accumulated depreciation and amortization	6,144
Net property and equipment	$ -

6. Commitments and contingencies

Operating lease

The Company is obligated under non-cancelable operating leases for its office facilities in New York and Connecticut expiring through 2021. As of December 31, 2019, the approximate future minimum lease payments under the non-cancelable leases are as follows:

Years ending December 31,	
2020	$ 239,474
2021	66,315
Total contractual future minimum lease payments	$ 305,789
Less: Imputed interest	(41,490)
Right-of-use-asset	$ 264,299

The Company adopted ASU 2016-02 ASC Topic 842 on January 1, 2019. The primary impact of applying ASC Topic 842 was the initial recognition of a $413,837 lease liability and a $413,837 right-of-use asset on the Company's financial statements. There is no cumulative effect on retained earnings or other components of equity recognized as of January 1, 2019. As of December 31, 2019, the Company had a $264,299 lease liability and a $264,299 right-of-use asset on its statement of financial condition.

Contingencies

During the normal course of business operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's statement of financial position.